FOR IMMEDIATE RELEASE:

Afya Limited Announces Intended Issuance of Debentures in Brazilian Market

December 6, 2022 – Afya Limited, or Afya (Nasdaq: AFYA) today announced its intention to issue, through its wholly-owned subsidiary Afya Participações S.A, 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1,000, totaling an aggregate amount of R$500 million (“Debentures”), by means of a proposed public distribution with restricted placement efforts in the Brazilian market (the “Offering”), under the terms of the Brazilian Securities and Exchange Commission (“CVM”) Rule No. 476, dated January 16, 2009, and is not being generally made anywhere outside of Brazil, including in the United States or to US investors. Accordingly, the Debentures will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act.

Afya intends to use the proceeds of the Offering for general corporate purposes, strengthening its cash position, and extending its debt maturity profile.

The Debentures are intended to be issued with a maturity date of January 15, 2028 (“Maturity Date”), with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities to be issued by Afya or any of its subsidiaries, and shall not constitute an offer, solicitation or sale in the United States or to US persons or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Afya’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Afya’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Afya’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Afya does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

More information available on: https://ir.afya.com.br/ >> Financials >> SEC Filings

About Afya

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br